UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31620 / May 20, 2015

In the Matter of	:
	:
HELIOS ADVANTAGE INCOME FUND, INC.	:
Brookfield Place	:
250 Vesey St.	:
New York, NY 10281-1023	:
	:
(811-21631)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Helios Advantage Income Fund, Inc. filed an application on December 24, 2014, and an
amendment on March 17, 2015, requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary